EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) #1600 – 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change October 9, 2013
Item 3	News Release The news release dated October 9, 2013 was disseminated through Marketwire and filed on SEDAR on October 9, 2013.
Item 4	Summary of Material Change Pretivm reported an update for the Valley of the Kings Bulk Sample Program at its Brucejack Project.
Item 5	Full Description of Material Change

5.1  Full Description of Material Change

Pretivm reported the following update for the Valley of the Kings Bulk Sample Program (the “Program”) at its Brucejack Project, for which processing is now underway.

Strathcona Mineral Services Ltd. (“Strathcona”), which had been engaged as the independent Qualified Person to oversee and report on the 10,000-tonne bulk sample for the Program, has resigned from the Project.

The processing of the excavated 10,000 tonnes is proceeding as planned at a rate of approximately 1,000 tonnes per week to produce gold/silver gravity and flotation concentrates. It is expected that approximately 4,000 ounces of gold will be produced in total from the material excavated for the Program, as defined by the Valley of the Kings November 2012 Mineral Resource estimate prepared by Snowden Mining Industry Consultants (“Snowden”) for that area of the Valley of the Kings.

Independent Qualified Persons from Snowden are responsible for the review and sign–off of the milling and processing component of the Program, and will issue a final report on its completion.

The processing results from the Program’s four cross-cuts and the 615L drift (the lateral drift excavated between cross-cuts 426615E and 426645E) will be reported as they are received, with the results from cross-cut 426585E anticipated within the next two weeks.  The total amount of gold and silver produced by the mill will be reported on the completion of processing.

An updated Mineral Resource estimate for the Valley of the Kings incorporating all 2013 underground and surface drilling and milling results will be prepared following the receipt of all assay data.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 9th day of October, 2013